IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2015

(In thousands)

Cash flows from operating activities:		
Net loss	$	(22,882)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,109
Amortization of deferred sales commissions		20,296
Excess tax benefits from share-based payment arrangements		(353)
Loss on trading securities		265
Loss on retirement of property and equipment		10
Sales of trading securities		302
Deferred income taxes		(2,487)
Changes in assets and liabilities:		
Fund receivables		135
Due to affiliates		244
Income tax receivable from parent		(829)
Other receivables		3
Deferred sales commissions		(10,755)
Prepaid expenses and other assets		262
Accounts payable and payable to third party brokers		(14,236)
Other accrued liabilities		781
Net cash used in operating activities		(28,135)
Cash flows from investing activity:		
Additions to property and equipment		(161)
Net cash used in investing activity		(161)
Cash flows from financing activities:		
Capital contribution from parent		10,000
Excess tax benefits from share-based payment arrangements		353
Net cash provided by financing activities		10,353
Net decrease in cash and cash equivalents		(17,943)
Cash and cash equivalents at beginning of year		77,084
Cash and cash equivalents at end of year	$	59,141
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	7,464

See accompanying notes to financial statements.